SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Reed's, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

758338107
(CUSIP Number)

Union Square Park Capital Management, LLC
1120 Avenue of the Americas, Floor 15
New York, NY, 10036

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Union Square Park Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.86%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 758338107	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Union Square Park Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.86%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 758338107	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Union Square Park GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.86%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 758338107	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Leon M. Zaltzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,369,260 Shares (including 5,357,143 Shares issuable upon exercise of warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.86%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 758338107	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $0.0001 par value per share (the "Shares"), of Reed's, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 201 Merritt 7, Norwalk, CT 06851.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed on behalf of (i) Union Square Park Partners, LP (the "USPP Fund"), (ii) Union Square Park Capital Management, LLC ("USPCM"), (iii) Union Square Park GP, LLC ("USPGP") and (iv) Leon M. Zaltzman ("Mr. Zaltzman"), with respect to the Shares directly held by the USPP Fund. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

USPCM serves as the investment manager to the USPP Fund and as such may be deemed to have voting and investment power over the securities held by the USPP Fund. USPGP serves as the general partner of the USPP Fund and as such may be deemed to have voting and investment power over the securities held by the USPP Fund. Mr. Zaltzman is the managing member of each of USPCM and USPGP.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The principal business address of each of the Reporting Persons is 1120 Avenue of the Americas, Floor 15, New York, NY, 10036.

(c)	The principal business of: (i) the USPP Fund is to invest in securities, (ii) USPCM is to act as investment manager for the USPP Fund, (iii) USPGP is serving as a general partner of the USPP Fund and (iv) Mr. Zaltzman is to serve as the managing member of USPCM and USPGP.

(d)-(e)	During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The USPP Fund is a Delaware limited partnership. USPCM and USPGP are Delaware limited liability companies. Mr. Zaltzman is a citizen of the United States of America.

CUSIP No. 758338107	SCHEDULE 13D	Page 7 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares reported herein were derived from general working capital of the USPP Fund. A total of $7,143,502.43, including brokerage commissions, was paid to acquire the Shares reported herein.

The Reporting Persons have and may effect purchases of Shares through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the securities reported herein for investment purposes.

As disclosed in the Issuer's Current Report on Form 8-K filed by the Issuer on March 22, 2022 (the "March 22 Form 8-K"), Mr. Zaltzman was appointed to the board of directors of the Issuer on March 21, 2022.

Although the Reporting Persons do not currently have any specific plans or proposals with respect to the Issuer, the Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares

CUSIP No. 758338107	SCHEDULE 13D	Page 8 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 112,323,901 Shares outstanding, which is the sum of the 93,729,330 Shares outstanding as of November 10, 2021 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on November 30, 2021 and the 18,594,571 Shares issued pursuant to the Securities Purchase Agreement (as defined in Item 6) as reported in the Issuer's Current Report on Form 8-K filed with the SEC on March 14, 2022 (the "March 14 Form 8-K") and assumes the exercise of the reported warrants.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 6, no transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the USPP Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 10, 2022, the USPP Fund entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer pursuant to which the Issuer (i) issued to the USPP Fund at the closing 10,714,286 Shares and warrants (the "Warrants") to purchase, subject to the terms and conditions set forth therein, 5,357,143 Shares for a purchase price of $0.28 per share in the Issuer's private placement that closed on March 11, 2022, as described in the March 14 Form 8-K and March 22 Form 8-K. The Warrants have an exercise price of $0.2877 per share, subject to adjustment in certain events as set forth therein, and may be exercised from time to time at any time on or after September 11, 2022 through September 11, 2027.

On March 10, 2022, the USPP Fund entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which grants customary registration rights to the USPP Fund.

CUSIP No. 758338107	SCHEDULE 13D	Page 9 of 11 Pages

The foregoing summaries of the Securities Purchase Agreement, Registration Rights Agreement and Warrants do not purport to be complete and are subject to, and are qualified in their entireties by, the full texts of the Securities Purchase Agreement, Registration Rights Agreement and Warrants, which are attached as Exhibit B, Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated March 22, 2022.

Exhibit B:	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the March 14 Form 8-K).

Exhibit C:	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of the March 14 Form 8-K).

Exhibit D:	Form of Warrant (incorporated herein by reference to Exhibit 4.1 of the March 22 Form 8-K).

CUSIP No. 758338107	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 22, 2022

Union Square Park Partners, LP

/s/ Leon M. Zaltzman
Name: Leon M. Zaltzman
Title: Managing Member of the General Partner

Union Square Park Capital Management, LLC

/s/ Leon M. Zaltzman
Name: Leon M. Zaltzman
Title: Managing Member

Union Square Park GP, LLC

/s/ Leon M. Zaltzman
Name: Leon M. Zaltzman
Title: Managing Member

/s/ Leon M. Zaltzman
LEON M. ZALTZMAN

CUSIP No. 758338107	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATE: March 22, 2022

Union Square Park Partners, LP

/s/ Leon M. Zaltzman
Name: Leon M. Zaltzman
Title: Managing Member of the General Partner

Union Square Park Capital Management, LLC

/s/ Leon M. Zaltzman
Name: Leon M. Zaltzman
Title: Managing Member

Union Square Park GP, LLC

/s/ Leon M. Zaltzman
Name: Leon M. Zaltzman
Title: Managing Member

/s/ Leon M. Zaltzman
LEON M. ZALTZMAN